QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(12)

EXCO RESOURCES, INC.
INDEX TO UNAUDITED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of December 31, 2002 and September 30, 2003	F-2
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2002, the 209 day period from January 1, 2003 to July 28, 2003 and the 64 day period from July 29, 2003 to September 30, 2003	F-3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002, the 209 day period from January 1, 2003 to July 28, 2003 and the 64 day period from July 29, 2003 to September 30, 2003	F-4
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2002, the 209 day period from January 1, 2003 to July 28, 2003 and the 64 day period from July 29, 2003 to September 30, 2003	F-5
Notes to Condensed Consolidated Financial Statements	F-6

  Financial information for the periods prior to July 29, 2003, the date of the going private transaction, represent predecessor basis financial statements. See Note 1 to the condensed consolidated financial statements.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2002	September 30, 2003
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,942	$9,194
Accounts receivable:
Oil and natural gas sales	12,299	12,512
Joint interest	1,889	1,973
Interest and other	7,343	5,853
Oil and natural gas derivatives	—	78
Marketable securities	1,823	890
Other	902	3,027

Total current assets	26,198	33,527

Proved developed oil and natural gas properties (full cost method)	202,522	378,082
Accumulated depreciation, depletion and amortization	(93,203)	(4,912)

Proved developed oil and natural gas properties, net	109,319	373,170

Lease and well equipment (full cost method)	35,565	—
Accumulated depreciation, depletion and amortization	(5,883)	—

Lease and well equipment, net	29,682	—

Undeveloped oil and natural gas properties	—	9,099
Unproved intangible oil and natural gas properties	4,979	—

Intangible acquired proved leaseholds	76,430	—
Accumulated depreciation, depletion and amortization	(10,459)	—

Intangible acquired proved leaseholds, net	65,971	—

Office and field equipment, net	1,030	928
Deferred financing costs	1,100	180
Goodwill	—	52,159
Oil and natural gas derivatives	140	363
Other assets	2,755	3,875

Total assets	$241,174	$473,301

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$21,597	$22,769
Revenues and royalties payable	3,353	4,067
Accrued interest payable	95	—
Income taxes payable	224	3,466
Oil and natural gas derivatives	7,924	6,358

Total current liabilities	33,193	36,660

Long-term debt	97,943	186,744
Asset retirement obligations	2,176	16,180
Deferred income taxes	7,978	53,118
Oil and natural gas derivatives	—	1,297
Commitments and contingencies	—	—
Stockholders' equity:
Preferred stock, $.01 par value:
Authorized shares—10,000,000
Issued and outstanding shares—5,004,869 at December 31, 2002	101,175	—
Common stock, $.02 par value:
Authorized shares—25,000,000
Issued and outstanding shares—7,262,953 at December 31, 2002	145	—
Common stock, $.01 par value:
Authorized shares—100,000
Issued and outstanding shares—1,000 at September 30, 2003	—	1
Additional paid-in capital	53,107	172,046
Deferred compensation	(705)	—
Notes receivable—employees	(173)	—
Retained earnings (deficit)	(44,399)	3,726
Accumulated other comprehensive income (loss):
Hedging activities	(5,024)	—
Foreign currency translation adjustments	(938)	3,562
Unrealized gain (loss) on equity investments	258	(33)
Treasury stock, at cost: 248,434 shares at December 31, 2002	(3,562)	—

Total stockholders' equity	99,884	179,302

Total liabilities and stockholders' equity	$241,174	$473,301

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands)

	Nine Months Ended September 30, 2002	209 Day Period From January 1, 2003 to July 28, 2003	64 Day Period from July 29, 2003 to September 30, 2003
Revenues:
Oil and natural gas sales	$44,178	$61,416	$19,493
Commodity price risk management activities	—	—	329
Other income (loss)	5,299	(1,033)	60

Total revenues	49,477	60,383	19,882

Costs and expenses:
Oil and natural gas production	21,557	19,793	5,034
Depreciation, depletion and amortization	13,028	12,022	4,949
Accretion of discount on asset retirement obligations	—	737	201
General and administrative	6,870	15,705	2,308
Interest	2,261	2,981	1,416
Impairment of oil and natural gas properties and marketable securities	18,326	—	—

Total costs and expenses	62,042	51,238	13,908

Income (loss) before income taxes	(12,565)	9,145	5,974
Income tax expense (benefit)	(7,632)	4,801	2,248

Income (loss) before cumulative effect of change in accounting principle	(4,933)	4,344	3,726
Cumulative effect of change in accounting principle, net of income tax	—	255	—

Net income (loss)	$(4,933)	$4,599	$3,726

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Nine Months Ended September 30, 2002	209 Day Period From January 1, 2003 to July 28, 2003	64 Day Period from July 29, 2003 to September 30, 2003
Operating Activities:
Net income (loss)	$(4,933)	$4,599	$3,726
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	13,028	12,022	4,949
Impairment of oil and natural gas properties	17,459	—	—
Impairment of marketable securities	867	—	—
Accretion of discount on asset retirement obligations	—	737	201
Cumulative effect of change in accounting principle, net of income tax	—	(255)	—
Deferred income taxes	(7,067)	2,710	995
Income from derivative ineffectiveness and terminated hedges	(4,915)	(187)	—
Non cash change in fair value of derivatives	—	—	(2,694)
Other operating activities	96	193	—

Cash flow before changes in working capital	14,535	19,819	7,177
Effect of changes in:
Accounts receivable	1,316	(297)	4,446
Other current assets	(1,422)	(1,397)	424
Accounts payable and other current liabilities	6,300	2,701	238

Net cash provided by operating activities	20,729	20,826	12,285

Investing Activities:
Additions to oil and natural gas property and equipment	(52,230)	(29,773)	(13,407)
Proceeds from dispositions of property and equipment	—	6,020	235
Advances/investments with affiliates	—	—	1,995
Other investing activities	(483)	(210)	(389)

Net cash used in investing activities	(52,713)	(23,963)	(11,566)

Financing Activities:
Proceeds from long-term debt	41,439	46,337	5,735
Payments on long-term debt	(5,994)	(22,599)	(6,100)
Proceeds from exercise of stock options	777	12,737	—
Purchase of common stock from employees in connection with the merger	—	(17,874)	—
Purchase of director and employee stock options in connection with the merger	—	(3,567)	—
Payment of fees and expenses in connection with the merger	—	(563)	—
Preferred stock dividends	(3,942)	(2,617)	—
Deferred financing costs	(347)	(2,041)	(183)
Other financing activities	(29)	172	—

Net cash provided by financing activities	31,904	9,985	(548)
Net increase in cash	(80)	6,848	171
Effect of exchange rates on cash and cash equivalents	(647)	90	143
Cash at beginning of period	1,856	1,942	8,880

Cash at end of period	$1,129	$8,880	$9,194

Supplemental Cash Flow Information:
Interest paid	$2,398	$2,931	$1,451

Income taxes paid	$—	$—	$—

See accompanying notes.

EXCO RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, in thousands)

	Nine Months Ended September 30, 2002	209 Day Period From January 1, 2003 to July 28, 2003	64 Day Period from July 29, 2003 to September 30, 2003
Net income (loss)	$(4,933)	$4,599	$3,726
Other comprehensive income (loss):
Hedging activities:
Change in fair value of derivative financial instruments	(12,287)	14,701	—
Reclassification adjustments for settled contracts	3,316	(14,540)	—
Amortization of terminated contracts	(5,383)	(1,763)	—

Total hedging activities	(14,354)	(1,602)	—

Foreign currency translation adjustment	452	2,791	3,562
Unrealized gain (loss) on equity investments	(156)	590	(33)

Total comprehensive income (loss)	$(18,991)	$6,378	$7,255

See accompanying notes.

EXCO RESOURCES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003
(Unaudited)

1.     The Merger

        On July 29, 2003, pursuant to an Agreement and Plan of Merger, ER Acquisition, Inc., a Texas corporation, and a wholly-owned subsidiary of EXCO Holdings Inc., a Delaware corporation, was merged into EXCO Resources, Inc. (EXCO). EXCO Holdings Inc. (Holdings or our parent) was formed by our chairman and chief executive officer, Douglas H. Miller, and his buying group for the purpose of entering into the merger agreement. The holders of EXCO's common stock, other than Holdings and its subsidiaries, received cash of $18.00 per share. The buyout was funded with borrowings from EXCO's existing credit facilities of approximately $53.6 million and approximately $173.9 million of equity. The equity capital for Holdings was provided by:

  •
  Cerberus Capital Management, L.P., or Cerberus, an investment management firm—$106.5 million in cash;

  •
  Other institutional investors—$34.3 million in cash;

  •
  Certain members of EXCO's management—$12.4 million in cash and the contribution of EXCO shares; and

  •
  Other institutional and other investors—$20.7 million in cash and the contribution of EXCO shares.

Upon completion of the merger transaction, EXCO's common stock and 5% convertible preferred stock was delisted from trading on the NASDAQ National Market or any other exchange and EXCO's common registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 was terminated. Accordingly, earnings per share data is not shown for any of the periods presented.

        The total purchase price for EXCO was $353.5 million for the purchase of all outstanding common stock and stock options, less the amounts contributed to Holdings by management and key employees and other investors, and liabilities assumed which includes the following (dollars in thousands):

Purchase Price Calculations:
Payments for tendered shares including options	$195,327
Value of EXCO shares contributed by management	8,429
Value of EXCO shares contributed by other investors	17,966
Assumption of debt	130,003
Merger related costs	1,819

Total EXCO acquisition costs	$353,544

Allocation of purchase price:
Oil and natural gas properties—proved	358,111
Oil and natural gas properties—unproved	9,967
Goodwill	51,120
Other property and equipment and other assets	3,678
Current assets	36,705
Deferred income taxes (1)	(50,733)
Accounts payable and accrued expenses	(37,757)
Asset retirement obligations	(15,744)
Other liabilities	(1,803)

Total allocation	$353,544

(1)
Represents deferred income taxes recorded at the date of the merger due to differences between the book basis and the tax basis of assets. For book purposes, we had a step-up in basis related to purchase accounting while our existing tax basis carried over.

        As a result of the change in control, generally accepted accounting principles (GAAP) requires the acquisition by Holdings to be accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations". GAAP requires the application of "push down accounting" in situations where the ownership of an entity has changed, meaning that the post-transaction financial statements of the acquired entity (i.e. EXCO) reflect the new basis of accounting in accordance with Staff Accounting Bulletin No. 54 ("SAB 54"). Accordingly, the financial statements as of September 30, 2003 and for the 64 day period then ended reflect Holdings' stepped up basis resulting from the acquisition that has been pushed down to us. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon the respective estimated fair values at July 29, 2003 (date of acquisition). Carryover basis accounting applies for tax purposes. All financial information presented prior to July 29, 2003 represents predecessor basis of accounting.

        The preliminary allocation has resulted in $51.1 million of goodwill, $24.2 million in the United States geographic operating segment and $26.9 million in the Canadian geographic operating segment. None of the goodwill is deductible for income tax purposes. Furthermore, in accordance with No. 142, "Goodwill and Intangible Assets", goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations. Changes in the balance of goodwill from the date of acquisition to September 30, 2003 are the result of foreign currency translation adjustments for associated Canadian goodwill.

  Pro Forma Results of Operations.

        The following reflects the pro forma results of operations as though the merger had been consummated at the beginning of each respective period.

	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2003
	(In thousands) (Unaudited)
Revenues	$49,327	$80,265
Income (loss) before cumulative effect of change in accounting principle	$(11,193)	$9,192
Net income (loss)	$(11,193)	$9,447

2.     Basis of Presentation

        In management's opinion, the accompanying consolidated financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of EXCO (stepped up successor basis of accounting) as of September 30, 2003, and the results of operations, cash flows and comprehensive income for the 64 day period from July 29, 2003 to September 30, 2003. Furthermore, the accompanying condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring accruals) necessary to present fairly the financial position of EXCO (predecessor basis of accounting) as of December 31, 2002 and the results of operations, cash flows and comprehensive income for the 209 day period from January 1, 2003 to July 28, 2003 and for the nine months ended September 30, 2002.

        We have omitted certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States pursuant to those rules and regulations, although we believe that the disclosures we have made are adequate to make the information presented not misleading. You should read these financial statements in conjunction with EXCO financial statements and notes included herein as of December 31, 2002 and 2001 and for the three years ended December 31, 2002.

        The results of operations for the 209 day period from January 1, 2003 to July 28, 2003 and for the 64 day period from July 29, 2003 to September 30, 2003 are not necessarily indicative of the results we expect for the full year. Further, the results for the 64 day period from July 29, 2003 to September 30, 2003 are not comparable to either the 209 day period ended July 29, 2003 or the nine month period ended September 30, 2002 due to change in basis resulting from the merger. (see Note 1).

        We are a wholly-owned subsidiary of Holdings. All of our additional paid-in capital represents capital contributed to us by Holdings.

3.     Accounting for Derivatives

        Prior to July 28, 2003, EXCO (predecessor) derivative financial instruments were designated as cash flow hedges. That accounting treatment provides for changes in the fair value of a derivative that is highly effective to be recorded in other comprehensive income until earnings are affected by the variability of cash flows.

        Effective July 29, 2003, in connection with the merger, we have discontinued hedge accounting for all existing derivatives. Currently, we do not designate derivative transactions as hedges for accounting purposes, accordingly, changes in the fair value of our derivative financial instruments are recognized currently in our statement of operations.

4.     Asset Retirement Obligations

        Prior to 2003, we provided for future site restoration costs on our Canadian oil and natural gas properties based upon management's estimates. The costs were being recognized over the remaining life of proved reserves by a charge to depreciation, depletion and amortization in the statement of operations with a related increase in the non-current deferred abandonment liability. Actual expenditures for site restoration were charged to the deferred abandonment liability when incurred. We did not provide for site restoration costs on our United States properties as we estimated that salvage values would exceed the asset retirement costs.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted the new rules on asset retirement obligations on January 1, 2003, for both our U.S. and Canadian operations. Application of the new rules resulted in an increase in net proved developed and undeveloped oil and natural gas properties of approximately $11.4 million, recognition of an asset retirement obligation liability of approximately $10.4 million, an increase in deferred income tax liability of approximately $690,000, and a cumulative effect of adoption that increased net income and stockholder's equity by approximately $255,000.

        The following pro forma data summarizes our net income as if we had applied the provisions of SFAS 143 as of January 1, 2002, including an associated pro forma asset retirement obligation on that date of $7.1 million:

Nine Months Ended September 30, 2002
(In thousands)
Net income (loss), as reported	$(4,933)
Pro forma adjustments to reflect retroactive adoption of SFAS 143	(254)

Pro forma net income (loss)	$(5,187)

        The following is a reconciliation of our asset retirement obligations at September 30, 2003 (in thousands of dollars):

Deferred abandonment costs at December 31, 2002	$2,176
Cumulative effect of change in accounting principle	10,433

Asset retirement obligation as of January 1, 2003	12,609
Activity during the 209 day period from January 1, 2003 to July 28, 2003:
Liabilities incurred during period	239
Liabilities settled during period	(625)
Accretion of discount	737
Effect of foreign currency conversions	786

Asset retirement obligation at July 28, 2003	13,746
Adjustment to liability due to purchase of EXCO by Holdings, timing and other	1,998
Activity during the 64 day period from July 29, 2003 to September 30, 2003:
Liabilities incurred during period	340
Liabilities settled during period	(148)
Accretion of discount	201
Effect of foreign currency conversions	43

Asset retirement obligation at September 30, 2003	$16,180

        We have no assets that are legally restricted for purposes of settling asset retirement obligations.

5.     Oil and Natural Gas Properties

        We have recorded oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. We have separate full cost pools in the United States and Canada.

        Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not proved reserves can be assigned to such properties. At September 30, 2003, the $9.1 million in unproved oil and natural gas properties resulted from the allocation of a portion of the purchase price of EXCO to its estimated fair value related to undeveloped acreage. We assess our unproved oil and natural gas properties on a quarterly basis.

        Depreciation, depletion and amortization of evaluated oil and natural gas properties is provided using the unit-of-production method based on total proved reserves, as determined by independent petroleum reservoir engineers and is calculated separately for the United States and Canadian full cost pools.

        Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

        At the end of each quarterly period, the unamortized cost of oil and natural gas properties, net of related deferred income taxes and asset retirement obligations, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects. This ceiling test calculation is calculated separately for the United States and Canadian full cost pools.

        The calculation of the ceiling test is based upon estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and plan of development. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision to the estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

6.     Leaseholds Costs

        SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets", were issued in June 2001 and became effective for us on July 1, 2001and January 1, 2002, respectively. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Additionally, SFAS No. 141 requires companies to disaggregate and report goodwill separately from other intangible assets. SFAS No. 142 established new guidelines for accounting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets are not amortized but rather are reviewed annually for impairment. One interpretation being considered relative to these standards is that oil and natural gas mineral rights held under lease and other contractual arrangements representing the right to extract such reserves for both undeveloped and developed leaseholds should be classified separately from oil and natural gas properties, as intangible assets on the balance sheet. In addition, the disclosures required by SFAS No. 141 and No. 142 relative to intangibles would be included in the notes to financial statements. The financial statements of our predecessor company at December 31, 2002 reflect this interpretation. In connection with the merger, we have adopted a policy of including these costs as part of our oil and natural gas properties on our consolidated balance sheet as of September 30, 2003.

        Since we account for oil and natural gas activities under the full cost method, we understand that the interpretation of SFAS No. 141 and No. 142 as described above would only affect our balance sheet classification of proved oil and natural gas leaseholds acquired after June 30, 2001 and our unproved oil and natural gas leaseholds. Our results of operations and cash flows would not be affected, since these oil and natural gas mineral rights held under lease and other contractual arrangements representing the rights to extract such reserves would continue to be amortized in accordance with full cost rules. Prior to the merger, EXCO (predecessor basis) made a reclassification within its balance sheet to separately identify intangible leasehold interests acquired after July 1, 2001; however, subsequent to the merger and at September 30, 2003 we have disclosed intangible leaseholds interests within the footnotes as discussed below.

        At September 30, 2003, we had undeveloped leaseholds of approximately $9.1 million that would be classified as "intangible undeveloped leasehold" and developed leaseholds of an estimated $312.4 million that would be classified as "intangible developed leasehold" on our balance sheet if we applied the interpretation currently being considered. We will continue to classify our oil and natural gas mineral rights held under lease and other contractual rights representing the right to extract such reserves as oil and natural gas properties until further guidance is provided.

7.     Geographic Operating Segment Information

        The only industry segment in which we operate is the oil and natural gas exploration and production industry; however, we are organizationally structured along geographic operating segments. We have reportable operations in the United States and Canada. The following tables provide our interim geographic operating segment data. Geographic operating segment income tax expenses have been determined based on expected effective tax rates for the various tax jurisdictions where we have oil and natural gas producing activities.

	United States	Canada	Corporate and Other	Total
	(In thousands)
Nine Months Ended September 30, 2002:
Oil and natural gas sales	$27,756	$20,310	$—	$48,066
Commodity price risk management activities	(3,888)	—	—	(3,888)
Income from derivative ineffectiveness and terminated hedges	4,866	—	—	4,866
Other income	—	—	433	433

	28,734	20,310	433	49,477

Production costs	13,936	7,621	—	21,557
Depreciation, depletion and amortization	6,947	6,081	—	13,028
General and administrative	—	—	6,870	6,870
Interest	—	—	2,261	2,261
Impairment of oil and natural gas properties and marketable securities	—	17,459	867	18,326

	20,883	31,161	9,998	62,042

Income (loss) before income taxes	7,851	(10,851)	(9,565)	(12,565)
Income tax expense (benefit)	2,669	(4,840)	(5,461)	(7,632)

Net income (loss)	$5,182	$(6,011)	$(4,104)	$(4,933)

Total Assets	$106,995	$103,879	$—	$210,874

	United States	Canada	Corporate and Other	Total
	(In thousands)
209 Day Period From January 1, 2003 to July 28, 2003:
Oil and natural gas sales, before hedge settlements	$35,976	$39,013	$—	$74,989
Commodity price risk management activities	(13,573)	—	—	(13,573)
Income (loss) from derivative ineffectiveness and terminated hedges	(781)	—	—	(781)
Other income	—	—	(252)	(252)

	21,622	39,013	(252)	60,383

Production costs	11,380	8,413	—	19,793
Depreciation, depletion and amortization	5,483	6,539	—	12,022
Accretion expense	320	417	—	737
General and administrative	—	—	15,705	15,705
Interest	—	—	2,981	2,981

	17,183	15,369	18,686	51,238

Income (loss) before income taxes	4,439	23,644	(18,938)	9,145
Income tax expense (benefit)	1,509	9,756	(6,464)	4,801

Net income (loss)	$2,930	$13,888	$(12,474)	$4,344

	United States	Canada	Corporate and Other	Total
	(In thousands)
For the 64 Day Period From July 29, 2003 to September 30, 2003:
Oil and natural gas sales	$8,825	$10,668	$—	$19,493
Commodity price risk management activities	63	266		329
Other income	—	—	60	60

	8,888	10,934	60	19,882

Production costs	2,750	2,284	—	5,034
Depreciation, depletion and amortization	2,196	2,753	—	4,949
Accretion expense	82	119	—	201
General and administrative	—	—	2,308	2,308
Interest	—	—	1,416	1,416

	5,028	5,156	3,724	13,908

Income (loss) before income taxes	3,860	5,778	(3,664)	5,974
Income tax expense (benefit)	1,312	2,384	(1,448)	2,248

Net income (loss)	$2,548	$3,394	$(2,216)	$3,726

Total assets	$215,417	$257,884	$—	$473,301

Goodwill	$24,218	$27,941	$—	$52,159

8.     Credit Agreements

        We have a U.S. credit agreement and a Canadian credit agreement. The U.S. credit agreement is with Bank One, NA, as administrative agent, BNP Paribas, as syndication agent, The Bank of Nova Scotia, as documentation agent, Bank One Capital Markets, Inc. as lead arranger and bookrunner, and certain financial institutions as lenders. The Canadian credit agreement is with Bank One, NA, Canada Branch, as administrative agent, BNP Paribas (Canada), as syndication agent, The Bank of Nova Scotia, as documentation agent, Bank One Capital Markets, Inc. as lead arranger and bookrunner, and certain financial institutions as lenders. The credit agreements mature on July 29, 2006.

        U.S. Credit Agreement.    Our restated U.S. credit agreement provides for borrowings of up to $124.0 million under a revolving credit facility with a borrowing base of $95.0 million. At September 30, 2003, we had approximately $91.9 million of outstanding indebtedness, letter of credit commitments of $555,000 and approximately $2.5 million available for borrowing under our U.S. credit agreement. The borrowing base is to be redetermined as of May 1, 2004, and each November 1 and May 1 thereafter. Borrowings under the U.S. credit agreement are secured by a first lien mortgage providing a security interest in 90% of our U.S. oil and natural gas properties. At our election, interest on borrowings may be either (i) the greater of the administrative agent's prime rate or the federal funds effective rate plus an applicable margin or (ii) LIBOR (London InterBank Offered Rate) plus an applicable margin. At September 30, 2003, the six months LIBOR rate was 1.18%, which would result in an interest rate of approximately 3.18% on any new indebtedness we may incur under the U.S. credit agreement.

        As a result of our November 1, 2003 semi-annual borrowing base redetermination and in consideration of the tender offer for North Coast Energy, Inc. (see "Note 11. Subsequent Event"), we have received a commitment letter from our lead bank and Credit Suisse First Boston to amend our U.S. credit agreement. The commitment provides for an increase in our U.S. borrowing base to $220.0 million. The amendment will also provide for an extension of the U.S. credit agreement maturity date to the third anniversary of the effective time of the merger. The commitment is subject to certain closing conditions outlined in the commitment letter.

        Canadian Credit Agreement.    Our restated Canadian credit agreement provides for borrowings of up to U.S. $157.5 million under a revolving credit facility with a borrowing base of CDN $128.2 million ($94.8 million USD). At September 30, 2003, we had approximately CDN $128.2 million ($94.8 million USD) of outstanding indebtedness and no availability under our Canadian credit agreement. The borrowing base is to be redetermined as of May 1, 2004, and each November 1 and May 1 thereafter. Borrowings under the credit agreement are secured by a first lien mortgage providing a security interest in 90% of our Canadian oil and natural gas properties. At our election, interest on borrowings may be either (i) the Canadian prime rate plus an applicable margin or (ii) the Banker's Acceptance rate plus an applicable margin. At September 30, 2003, the six months Banker's Acceptance rate was 2.70%, which would result in an interest rate of approximately 4.70% on any new indebtedness we may incur under the Canadian credit agreement.

        As a result of our November 1, 2003 semi-annual borrowing base redetermination and in consideration of the tender offer for North Coast Energy, Inc. (see "Note 11. Subsequent Event"), we have received a commitment letter from our lead bank and Credit Suisse First Boston to amend our Canadian credit agreement. The commitment provides for a Canadian borrowing base of CDN $140.7 million. The amendment will also provide for an extension of the Canadian credit agreement maturity date to the third anniversary of the effective time of the merger. The commitment is subject to certain closing conditions outlined in the commitment letter.

        Financial Covenants and Ratios.    The U.S. and the Canadian credit agreements contain certain financial covenants and other restrictions which require that we:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined under our credit agreements) of at least 1.0 to 1.0 at the end of any fiscal quarter;

  •
  not permit our ratio of consolidated funded debt to consolidated EBITDA (as defined under our credit agreements) to be greater than 3.75% to 1% at the end of each fiscal quarter; and

  •
  not permit our ratio of consolidated EBITDA (as defined under our credit agreements) to consolidated interest expense to be more than 2.5 to 1.0 at the end of each fiscal quarter.

        Additionally, the credit agreements contain a number of other covenants regarding our liquidity and capital resources, including restrictions on our ability to incur additional indebtedness, restrictions on our ability to pledge assets, and prohibit the payment of dividends on our common stock. As of September 30, 2003, we were in compliance with the covenants contained in our U.S. and Canadian credit agreements.

        U.S. Senior Term Loan.    On October 17, 2003, we entered into a $50.0 million senior term credit agreement. We have borrowed all $50.0 million under the senior term agreement and we used the proceeds to repay a portion of our indebtedness under our U.S. credit agreement. Borrowings under the term loan are secured by a second lien pledge of 65% of the stock of Addison Energy, Inc. and 100% of the stock of Taurus Acquisition, Inc. Interest on borrowings may at our election be (i) LIBOR plus an applicable margin which is fixed for each twelve month period during the life of the term loan or (ii) the higher of the agent's prime rate or the Federal funds effective rate plus an applicable margin which is fixed for each twelve month period during the life of the term loan. At November 28, 2003, the LIBOR rate plus applicable margin on the term loan was 6.12%.

        Dividend Restrictions.    We have not paid any cash dividends on our common stock, and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreements currently prohibit us from paying dividends on our common stock. Even if our credit agreements permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due.

9.     Derivative Financial Instruments

        In connection with the incurrence of debt related to our acquisition activities, our management has adopted a policy of entering into oil and natural gas derivative financial instruments to protect against commodity price fluctuations and to achieve a more predictable cash flow. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activity," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of any change in the fair value of a derivative designated as a hedge is immediately recognized in earnings in our predecessor basis financial statements. Prior to July 29, 2003, all of our derivative financial instruments were designated as cash flow hedges. Beginning July 29, 2003, the date of the merger, we have not designated our derivative financial instruments as hedging instruments and, as a result, we recognize the change in the derivative's fair value currently in earnings (See Note 3).

        We entered into several swap transactions during 2000 and 2001 with Enron North America Corp., an affiliate of Enron Corp. (the Enron Hedges). On December 2, 2001, Enron Corp. and other Enron related entities, including Enron North America, filed for bankruptcy under Chapter 11 of the United States Code in the United States Bankruptcy Court in the Southern District of New York. We terminated all of our hedging contracts with Enron North America, effective as of December 5, 2001. We believe that we are owed approximately $15.3 million, including settlements already due but not paid, but the exact amount of the claim will be determined pursuant to the terms of the ISDA Master Agreement. We have valued the Enron derivative asset at $2.8 million, which represented our estimate of the fair market value of our bankruptcy claim against Enron North America, which is shown in the accompanying consolidated balance sheet in other assets. Our estimate of the value of our bankruptcy claim is based upon informal offers that we have received from third parties attempting to purchase those claims as well as management's best estimate of the financial condition of Enron's bankruptcy estate as determined from published reports and court filings related to the bankruptcy.

        The following table sets forth our oil and natural gas derivatives as of September 30, 2003. The fair values at September 30, 2003 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at September 30, 2003.

Natural Gas:	Volume mmbtu/bbls	Weighted Average Strike Price	Weighted Average Differential to NYMEX	Fair Value at September 30, 2003
				(In thousands)
Swaps:
2003	2,328,000	$3.83		$(2,163)
2004	7,380,600	$4.51		(2,733)
2005	3,759,500	$4.71		202

	13,468,100

Floor Prices:
2004	3,220,800	$4.50		21
2005	1,058,500	$4.25		42

	4,279,300

Basis Protection Swaps:
2003	280,400		$(0.45)	(15)
2004	102,000		$(0.56)	(1)

	382,400

Total Natural Gas				(4,647)

Oil:
Swaps:
2003	187,800	$24.03		(887)
2004	763,750	$24.52		(1,626)
2005	146,000	$24.90		(55)

	1,097,550

Total Oil				(2,568)

Total Oil and Natural Gas				$(7,215)

        At September 30, 2003, the average forward NYMEX oil prices per Bbl for the remainder of 2003 and calendar 2004 and 2005 were $28.75, $26.64 and $25.29, respectively and the average forward NYMEX natural gas price per Mmbtu for the remainder of 2003 and calendar 2004 and 2005 were $4.81, $4.88, and $4.66, respectively.

10.   Acquisitions and Dispositions

        On April 29, 2002, Addison Energy Inc. (our Canadian subsidiary) acquired oil and natural gas properties located in the Medicine River, Garrington, Gull Lake and Sylvan Lake areas in Alberta, Canada. The effective date of this transaction was January 1, 2002. As of January 1, 2002, estimated total proved reserves net to our interest included approximately 1.6 million Bbls of oil and NGLs, and 19.5 Bcf of natural gas. The purchase price was approximately $25.8 million or CDN $40.5 million

($24.7 million or CDN $36.3 million after contractual adjustments), funded with borrowings under our U.S. and Canadian credit agreements.

        On November 1, 2002, we acquired oil and natural gas properties located in the DJ Basin in Colorado. As of October 1, 2002, estimated total proved reserves net to our interest included approximately 2.1 million Bbls of oil and NGLs, and 13.5 Bcf of natural gas from 111 gross (103 net) wells. Net daily production in September 2002 was approximately 630 Bbls of oil and NGLs, and 3.7 Mmcf of natural gas. The purchase price was approximately $22.0 million cash ($21.1 million after contractual adjustments), funded with $19.7 million of bank debt from our U.S. credit agreement and $1.4 million from surplus cash.

        During the 209 day period from January 1, 2003 to July 28, 2003, we completed several oil and natural gas property acquisitions in the United States and Canada. The total purchase price for the acquisitions was approximately $13.2 million funded primarily with borrowings under our Canadian credit agreement and from surplus cash. During this period, we sold our interest in several oil and natural gas properties in the United States for total sales proceeds of approximately $6.1 million.

        During the 64 day period from July 29, 2003 to September 30, 2003, we completed several oil and natural gas property acquisitions in the United States and Canada. The total purchase price for the acquisitions was approximately $5.4 million funded with borrowings under our Canadian credit agreement and from surplus cash.

        We also have acquired additional interests in certain natural gas properties that we operate in the United States that we closed in October 2003. As of October 1, 2003, estimated total proved reserves net to our interest from these properties included approximately 198 Bcf of natural gas. The total purchase price for the properties was approximately $13.9 million (after contractual adjustments), which we funded with borrowings under our Canadian credit agreement.

        Pro forma financial information has not been provided because these acquisitions and dispositions were less than 20% of our total assets when purchased or sold.

11.   Bonus Retention Program

        In connection with the merger, Holdings has established a bonus retention program to provide an incentive for the employee stockholders of Holdings to remain employed with the company and its subsidiaries. The program provides for equal quarterly payments to the employee stockholders totaling $1.8 million on an annual basis. The first payments under the program were made on October 29, 2003.

        The payments to employee stockholders will continue for four years unless the employee stockholder voluntarily terminates employment or is dismissed for cause, at which time the payments will cease. Upon a change of control of Holdings, as defined in the agreement, any amounts not yet paid will be paid to the employee stockholder as a lump sum payment.

12.   Consolidating Financial Statements

        Resources is expected to be the issuer of the senior unsecured notes discussed in Note 13. The senior unsecured notes will be jointly and severally guaranteed by our wholly owned subsidiaries in the United States (referred to as Guarantor Subsidiaries). Addison and its wholly-owned subsidiary will not be guarantors of the senior unsecured notes. Instead, the notes will be secured, subject to specified permitted liens and except as described below, by a second-priority security interest in 65% of the capital stock of Addison. This share pledge will be limited such that, at any time, the aggregate par value, book value as carried by us or market value (whichever is greatest) of such pledged capital stock is not equal to or greater than 20% of then outstanding aggregate principal amount of the notes.

        The following financial information presents consolidating financial statements, which include:

  •
  Resources;

  •
  the guarantor subsidiaries on a combined basis;

  •
  the non-guarantor subsidiaries on a combined basis;

  •
  elimination entries necessary to consolidate Resources, the guarantor subsidiaries and the non-guarantor subsidiaries; and,

  •
  the Company on a consolidated basis.

        Taurus Acquisition, Inc., EXCO Investment I, LLC and EXCO Investment II, LLC will be guarantors of the senior unsecured notes. These companies have no material operations and, accordingly, these companies have been omitted from the guarantor financial information.

EXCO RESOURCES, INC.

CONSOLIDATING BALANCE SHEET (Unaudited)
September 30, 2003
(In thousands)

	Resources	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$4,688	$—	$4,506	$—	$9,194
Accounts receivable:
Oil and natural gas sales	4,904	—	7,608	—	12,512
Joint interest	698	—	1,275	—	1,973
Interest and other	3,780	—	2,073	—	5,853
Oil and natural gas derivatives	7	—	71	—	78
Marketable securities	890	—	—	—	890
Other	1,607	—	1,420	—	3,027

Total current assets	16,574	—	16,953	—	33,527

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	2,598	—	6,501	—	9,099
Proved developed and undeveloped oil and natural gas properties	92,076	78,078	207,928	—	378,082
Allowance for depreciation, depletion and amortization	(1,287)	(843)	(2,782)	—	(4,912)

Oil and natural gas properties, net	93,387	77,235	211,647	—	382,269

Office and field equipment, net	664	—	264	—	928
Deferred financing costs	120	—	60	—	180
Goodwill	24,218	—	27,941	—	52,159
Oil and natural gas derivatives	99	—	264	—	363
Investments in and advances to affiliates	170,067	26,625	—	(196,569)	123
Other assets	2,997	—	755	—	3,752

Total assets	$308,126	$103,860	$257,884	$(196,569)	$473,301

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,604	$—	$15,165	$—	$22,769
Revenues and royalties payable	2,231	—	1,836	—	4,067
Accrued interest payable	—	—	—	—	—
Income taxes payable	—	—	3,466	—	3,466
Oil and natural gas derivatives	6,292	—	66	—	6,358

Total current liabilities	16,127	—	20,533	—	36,660

Long-term debt	91,925	—	94,819	—	186,744
Asset retirement obligations	3,365	3,216	9,599	—	16,180
Deferred income taxes	16,110	—	37,008	—	53,118
Oil and natural gas derivatives	1,297	—	—	—	1,297
Payable to Parent	—	—	49,776	(49,776)	—
Commitments and contingencies	—	—	—	—	—
Shareholders' equity:
Stockholders' equity	175,773	100,644	46,959	(147,603)	175,773
Accumulated other comprehensive income (loss)	3,529	—	(810)	810	3,529

Total stockholders' equity	179,302	100,644	46,149	(146,793)	179,302

Total liabilities and stockholders' equity	$308,126	$103,860	$257,884	$(196,569)	$473,301

EXCO RESOURCES, INC.

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
For the 209 Day Period Ended July 28, 2003
(In thousands)

	Resources	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Oil and natural gas sales	$21,183	$14,793	$39,013	$—	$74,989
Commodity price risk management activities	(13,573)	—	—	—	(13,573)
Other income (loss)	(1,129)	—	96	—	(1,033)
Equity in earnings of subsidiaries	18,365	—	—	(18,365)	—

Total revenues	24,846	14,793	39,109	(18,365)	60,383

Costs and expenses:
Oil and natural gas production	7,741	3,639	8,413	—	19,793
Depreciation, depletion and amortization	3,458	2,025	6,539	—	12,022
Accretion of discount on asset retirement obligations	188	132	417	—	737
General and administrative	7,780	—	7,925	—	15,705
Interest	700	—	2,281	—	2,981

Total costs and expenses	19,867	5,796	25,575	—	51,238

Income (loss) before income taxes	4,979	8,997	13,534	(18,365)	9,145
Income tax expense (benefit)	(181)	—	4,982	—	4,801

Income (loss) before cumulative effect of change in accounting principle	5,160	8,997	8,552	(18,365)	4,344
Cumulative effect of change in accounting principle, net of income tax	(309)	(252)	816	—	255

Net income (loss)	$4,851	$8,745	$9,368	$(18,365)	$4,599

EXCO RESOURCES, INC.

CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
For the 64 Day Period Ended September 30, 2003
(In thousands)

	Resources	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Oil and natural gas sales	$5,334	$3,491	$10,668	$—	$19,493
Commodity price risk management activities	63	—	266	—	329
Other income (loss)	(71)	—	131	—	60
Equity in earnings of subsidiaries	4,424	—		(4,424)	—

Total revenues	9,750	3,491	11,065	(4,424)	19,882

Costs and expenses:
Oil and natural gas production	1,945	805	2,284	—	5,034
Depreciation, depletion and amortization	1,353	843	2,753	—	4,949
Accretion of discount on asset retirement obligations	49	33	119	—	201
General and administrative	1,506	—	802	—	2,308
Interest	624	—	792	—	1,416

Total costs and expenses	5,477	1,681	6,750	—	13,908

Income (loss) before income taxes	4,273	1,810	4,315	(4,424)	5,974
Income tax expense	547	—	1,701	—	2,248

Income (loss) before cumulative effect of change in accounting principle	3,726	1,810	2,614	(4,424)	3,726
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—

Net income (loss)	$3,726	$1,810	$2,614	$(4,424)	$3,726

EXCO RESOURCES, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
For the 209 Day Period Ended July 28, 2003
(In thousands)

	Resources	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities:
Net income	$4,851	$8,745	$9,368	$(18,365)	$4,599
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	3,458	2,025	6,539	—	12,022
Accretion of discount on asset retirement obligations	188	132	417	—	737
Cumulative effect of change in accounting principle, net of income tax	309	252	(816)		(255)
Deferred income taxes	—	—	2,710	—	2,710
Income from derivative ineffectiveness and terminated hedges	(187)	—	—	—	(187)
Equity in earnings of subsidiaries	(18,365)	—	—	18,365	—
Other operating activities	193	—	—		193

Cash flow before changes in working capital	(9,553)	11,154	18,218	—	19,819
Effect of changes in:
Accounts receivable	1,552	—	(1,849)	—	(297)
Other current assets	(1,243)	—	(154)	—	(1,397)
Accounts payable and other current liabilities	(530)	—	3,231	—	2,701

Net cash provided by operating activities	(9,774)	11,154	19,446	—	20,826
Investing Activities:
Additions to oil and natural gas property and equipment	(3,517)	(684)	(25,572)	—	(29,773)
Proceeds from dispositions of property and equipment	2,773	3,247	—	—	6,020
Advances/ investments with affiliates	19,816	(13,717)	(6,099)	—	—
Other investing activities	(22)	—	(188)	—	(210)

Net cash used in investing activities	19,050	(11,154)	(31,859)	—	(23,963)
Financing Activities:
Proceeds from long-term debt	20,638	—	25,699	—	46,337
Payments on long-term debt	(11,750)	—	(10,849)	—	(22,599)
Proceeds from exercise of stock options	12,737	—	—	—	12,737
Purchase of common stock from employees in connection with the merger	(17,874)	—	—	—	(17,874)
Purchase of director and employee stock options in connection with the merger	(3,567)	—	—	—	(3,567)
Payment of fees and expenses in connection with the merger	(563)	—	—	—	(563)
Preferred stock dividends	(2,617)	—	—	—	(2,617)
Deferred financing costs	(1,136)	—	(905)	—	(2,041)
Other financing activities	172	—	—	—	172

Net cash provided by financing activities	(3,960)	—	13,945	—	9,985
Net increase in cash	5,316	—	1,532	—	6,848
Effect of exchange rates on cash and cash equivalents	—	—	90	—	90
Cash at beginning of period	1,867	—	75	—	1,942

Cash at end of period	$7,183	$—	$1,697	$—	$8,880

EXCO RESOURCES, INC.

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
For the 64 Day Period Ended September 30, 2003
(In thousands)

	Resources	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities:
Net income	$3,726	$1,810	$2,614	$(4,424)	$3,726
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,353	843	2,753	—	4,949
Accretion of discount on asset retirement obligations	49	33	119	—	201
Deferred income taxes	537	—	458	—	995
Non cash change in fair value of derivatives	(2,428)	—	(266)	—	(2,694)
Equity in earnings of subsidiaries	(4,424)	—	—	4,424	—

Cash flow before changes in working capital	(1,187)	2,686	5,678	—	7,177
Effect of changes in:
Accounts receivable	3,683	—	763	—	4,446
Other current assets	1,391	—	(967)	—	424
Accounts payable and other current liabilities	(2,047)	—	2,285	—	238

Net cash provided by operating activities	1,840	2,686	7,759	—	12,285
Investing Activities:
Additions to oil and natural gas property and equipment	(1,786)	(386)	(11,235)	—	(13,407)
Proceeds from dispositions of property and equipment	55	180	—	—	235
Advances/ investments with affiliates	2,090	(2,480)	2,385	—	1,995
Other investing activities	452	—	(841)	—	(389)

Net cash used in investing activities	811	(2,686)	(9,691)	—	(11,566)
Financing Activities:
Proceeds from long-term debt	—	—	5,735	—	5,735
Payments on long-term debt	(5,025)	—	(1,075)	—	(6,100)
Deferred financing costs	(121)	—	(62)	—	(183)

Net cash provided by financing activities	(5,146)	—	4,598	—	(548)
Net increase in cash	(2,495)	—	2,666	—	171
Effect of exchange rates on cash and cash equivalents	—		143	—	143
Cash at beginning of period	7,183	—	1,697	—	8,880

Cash at end of period	$4,688	$—	$4,506	$—	$9,194

13.   Recently Issued Accounting Pronouncements

        In April 2003, the FASB issued SFAS No. 149, which amended and clarified accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 clarified the discussion around initial net investment and when a derivative contains a financing component, and amended the definition of the term underlying to conform it to language used in FIN 45. In addition, SFAS No. 149 also incorporated certain Derivative Implementation Group Implementation Issues. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance should be applied to hedging relationships on a prospective basis. SFAS No. 149 did not have a material impact on our consolidated results of operations, cash flows and financial position.

14.   Subsequent Event

        On November 26, 2003, we along with our newly formed subsidiary, NCE Acquisition, Inc., entered into a definitive agreement to acquire North Coast Energy, Inc. (North Coast) for cash consideration of $10.75 per share. Under the terms of the Agreement and Plan of Merger, we will commence a tender offer to acquire all of North Coast's outstanding common stock. Consummation of the tender is subject to the satisfaction of certain conditions, including the tender of shares representing at least 90% of North Coast's total outstanding shares plus shares issuable upon the exercise of outstanding options and warrants.

        NUON Energy & Water Investments, Inc., which owns approximately 86% of North Coast's issued common stock, has agreed to tender its shares subject to certain conditions, including affiliate approval within seven days of the commencement of the tender offer. The board of directors of North Coast has unanimously approved the Agreement and Plan of Merger. We have agreed to complete a merger of NCE Acquisition, Inc. into North Coast to acquire at the same price any North Coast common shares not tendered to us. We expect the transaction to close by February 1, 2004.

        The total purchase amount, including related fees and expenses, of North Coast is estimated to approximate $224.7 million. We expect to finance the entire purchase amount with borrowings from the issuance of senior unsecured notes in a private placement pursuant to Rule 144A under the Exchange Act. In the event that we are unable to issue at least $200 million of the senior unsecured notes, then we will finance up to approximately $59 million of the purchase amount with borrowings under an amended senior secured credit facility (the Senior Credit Facility) and up to approximately $125 million of the purchase amount from senior unsecured increasing rate loans under a senior credit facility from Bank One, NA, Credit Suisse First Boston and a group of lenders (the Bridge Facility).

        We have entered into a commitment letter with Credit Suisse First Boston and Bank One for the Senior Credit Facility and the Bridge Facility. The commitment letter is subject to customary conditions.

QuickLinks

  Exhibit (a)(12)
EXCO RESOURCES, INC. INDEX TO UNAUDITED FINANCIAL STATEMENTS
EXCO RESOURCES, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands)
EXCO RESOURCES, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited, in thousands)
EXCO RESOURCES, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, in thousands)
EXCO RESOURCES, INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited, in thousands)
EXCO RESOURCES, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2003 (Unaudited)
EXCO RESOURCES, INC. CONSOLIDATING BALANCE SHEET (Unaudited) September 30, 2003 (In thousands)
EXCO RESOURCES, INC. CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited) For the 209 Day Period Ended July 28, 2003 (In thousands)
EXCO RESOURCES, INC. CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited) For the 64 Day Period Ended September 30, 2003 (In thousands)
EXCO RESOURCES, INC. CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited) For the 209 Day Period Ended July 28, 2003 (In thousands)
EXCO RESOURCES, INC. CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited) For the 64 Day Period Ended September 30, 2003 (In thousands)